

September 23, 2011

Via E-mail
Mr. Howard Brecher
Acting Chief Executive Officer
Value Line, Inc.
220 East 42nd Street
New York, New York 10017-5891

> **RE:** **Value Line, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2011**
> **Filed July 29, 2011**
> **File No. 0-11306**

Dear Mr. Brecher:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Nudrat Salik
       for
      John Hartz
      Senior Assistant Chief Accountant